Exhibit 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

RESULTS OF OPERATIONS

Six months ended June 30, 2022 and 2021

Research and Development Expenses. Research and development, or R&D, expenses decreased by approximately 1% to approximately $14.0 million for the first six months of 2022 from approximately $14.1 million for the comparable period of 2021. The decrease is mainly due to higher amortization of the deferred participation in R&D expenses following the November 2021 Bristol Myers Squibb investment in our Company and a decrease in expenses associated with COM701 and COM902 manufacturing, offset by an increase in clinical trial expenses and an increase in headcount mainly to support the expansion of the various ongoing clinical trials we are conducting. R&D expenses, as a percentage of total operating expenses, were 71% for the first six months of 2022 and 2021.

Marketing and Business Development Expenses. Marketing and business development expenses were approximately $0.5 million for the first six months of 2022 and for the comparable period of 2021. Marketing and business development expenses, as a percentage of total operating expenses, were 2% for the first six months of 2022 and 2021.

General and Administrative Expenses. General and administrative expenses decreased by approximately 4% to approximately $5.2 million for the first six months of 2022 from approximately $5.4 million for the comparable period of 2021. The decrease is attributable mainly to various corporate related expenses. General and administrative expenses, as a percentage of total operating expenses, decreased to 26% for the first six months of 2022 from 27% for the comparable period of 2021.

Financial and other Income, Net. Financial and other income, net, were approximately $0.8 million for the first six months of 2022 compared with approximately $0.6 million for the comparable period of 2021. The increase is attributable to currency exchange differences.

LIQUIDITY AND CAPITAL RESOURCES

Net Cash Used in Operating Activities. Net cash used in operating activities was approximately $20.7 million in the first six months of 2022 compared with approximately $13.6 million in the comparable period of 2021. The higher net cash used during the first six months of 2022 reflects mainly the higher level of cash expenses related to clinical, CMC, other R&D, and headcount in the first six months of 2022 and the collection of the 2.0 million preclinical milestone pursuant to the license agreement with AstraZeneca PLC during the comparable period of 2021.

Net Cash Provided by Investing Activities. Net cash provided by investing activities during the first six months of 2022 was approximately $20.2 million compared with approximately $13.4 million in the comparable period of 2021. Changes in net cash during the periods are affected by the level of cash in the Company over the periods which is deposited or withdrawn from bank deposits based on fund raisings and the cash needs to fund our operating activities. During the first six months of 2022, cash provided by investing activities was higher than the comparable period of 2021 as a result of higher cash expenses in the first six months of 2022.

Net Cash Provided by Financing Activities. Net cash provided by financing activities was $0.4 million in the first six months of 2022 compared with $0.9 million in the comparable period of 2021. The lower net cash provided in the first six months of 2022 is due to lower proceeds received from exercise of employee share options compared to the comparable period of 2021 and no exercises of outstanding warrants in the first six months of 2022.

Net Liquidity. Liquidity refers to liquid financial assets available to fund the Company’s business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents, as well as short-term bank deposits. As of June 30, 2022, the Company had total cash, cash equivalents, restricted cash and short- term bank deposits of approximately $97.3 million.